Exhibit 99.1

Chanson International Holding Announces Pricing of $8 Million Public Offering

URUMQI, China, June 13, 2025, (GLOBE NEWSWIRE)-- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced that it has priced a best-efforts public offering with gross proceeds to the Company expected to be approximately $8 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered.

The offering is comprised of 16,000,000 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.001 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant, one series A warrant to purchase one Class A Ordinary Share (each, a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each, a “Series B Warrant”). The public offering price of the Units is $0.50 per Unit. Each of the Series A Warrants and the Series B Warrants will have an exercise price of $0.525 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date.

The offering is expected to close on or about June 16, 2025, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering to open new stores in China and in the U.S., and the specific allocation of net proceeds to each market will be based on market conditions.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-287404) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on June 12, 2025. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 63 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com